Mail Stop 4561

April 27, 2010

Dr. Eli Harari
Chief Executive Officer
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

> **Re: SanDisk Corporation**
> **Form 10-K for the Fiscal Year Ended January 3, 2010**
> **File No. 000-26734**

Dear Dr. Harari:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief